Melissa Kindelan
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:     The E.W. Scripps Company
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 10-Q for Fiscal Quarter Ended September 30, 2023
    Form 8-K Furnished November 3, 2023
    File No. 001-10701

Dear Ms. Kindelan,

In reference to the staff’s letters dated November 29, 2023 and January 19, 2024, regarding the above referenced forms, this will confirm email correspondence acknowledging receipt of the staff’s letter and agreement that The E.W. Scripps Company will respond to staff comments by February 16, 2024.

Sincerely,

/s/ Daniel W. Perschke
Daniel W. Perschke
Senior Vice President, Controller
(Principal Accounting Officer)